CLIMATE CHANGE CRISIS REAL IMPACT I ACQUISITION CORPORATION

300 Carnegie Center, Suite 150

Princeton, New Jersey 08540

May 14, 2021

Ms. Angela Lumley

Mr. Rufus Decker

Ms. Taylor Beech

Ms. Erin Jaskot

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Climate Change Crisis Real Impact I Acquisition Corporation Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A Filed May 10, 2021 File No. 001-39572

Ladies and Gentlemen:

Thank you for your letter dated May 13, 2021, addressed to the undersigned, David W. Crane, Chief Executive Officer of Climate Change Crisis Real Impact I Acquisition Corporation (the “Company” or “CRIS”), setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Company’s Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on May 10, 2021 (the “Second Amended Proxy Statement”).

We appreciate the effort that went into the Staff’s comments. We have considered the Staff’s comments on the Second Amended Proxy Statement carefully and our responses to the Staff’s comments are set forth below. To facilitate the Staff’s review, we have keyed our responses to the headings[1] and numbered comments used in the Staff’s comment letter, which we have reproduced in bold face text. Our responses follow each comment. Where our response is contained in the third amended Proxy Statement (“Third Amended Proxy Statement”) which is filed with this letter, we have so indicated and, where appropriate, provided a section reference.

Risk Factors

EVgo will be required to install a substantial number of chargers under its agreement with GM., page 29

1.	We note your revised disclosure that EVgo believes that it may not meet the charger-installation milestone for the quarter ending June 30, 2021 under the GM Agreement. Please further revise to disclose how many chargers EVgo has left to install before the milestone deadline, as you have done for EVgo's obligations under the Nissan Agreements in the risk factor that follows. In addition, please disclose either the maximum potential liquidated damages EVgo could be required to pay to GM for failure to meet its installation obligations under the GM Agreement or the formula for calculating such liquidated damages, as you have done for EVgo's potential penalties under the Nissan 2.0 Agreement. Furthermore, to the extent practicable, please disclose whether management expects to face similar delays in meeting future charger-installation milestones under the GM Agreement, as you have done for EVgo's obligations under the Nissan 2.0 Agreement. Please make conforming edits throughout your filing.

[1] The page numbers mentioned in the headings refer to the page numbers of the Second Amended Proxy Statement and the page numbers mentioned in responses refer to the page numbers of the Third Amended Proxy Statement.

Response: The Company has revised the Third Amended Proxy Statement to address the Staff’s comment. See “Risk Factors — Risks Related to EVgo’s Business — EVgo will be required to install a substantial number of chargers under its agreement with GM. IF EVgo does not meet its obligations under this agreement, EVgo may not be entitled to payments from GM and may be required to pay liquidated damages, which may be significant.” and “Information About EVgo — Customers, Partnerships and Strategic Relationships — General Motors” on pages 31 and 175, respectively.

Unaudited Pro Forma Condensed Combined Financial Information

Pro Forma Condensed Combined Balance Sheet, page 69

2.	As noted on page F-32, EVgo is an LLC that is not a taxable entity for U.S. federal income tax purposes or any of the states in which it operates. As a result of the reverse recapitalization transaction, the post-transaction entity will be a C corporation. Please revise your pro forma balance sheet to reclassify to additional paid-in capital EVgo’s accumulated deficit. Refer to SAB Topic 4.B.

Response: The Company has revised the Third Amended Proxy Statement and reclassified EVgo’s accumulated deficit to additional paid-in capital to address the Staff’s comment. See “Unaudited Pro Forma Condensed Combined Financial Information — Pro Forma Condensed Combined Balance Sheet” on page 76.

Background of the Business Combination, page 103

3.	We note your response to our prior comment 5 that you did not engage any party to provide valuation services or deliver a fairness opinion in connection with the proposed business combination. Please note that the requirement for Item 1015(b) information set forth in Item 14(b)(6) of Schedule 14A is not limited to reports, opinions or appraisals in which the third party addresses the consideration or the fairness of the consideration, but instead covers any report, opinion or appraisal materially related to the transaction that is received from an outside party and is referred to in the proxy statement. Please tell us whether any of the presentations or reports received from outside parties and referenced in the proxy statement, including the independent review of the reasonableness of EVgo management’s models, the calculation of total enterprise valuation, and the overview of total addressable market, are materially related to the transaction. If so, please provide the information required by Item 1015(b).

Response: In response to the Staff’s comment, the Company has removed all references to presentations or reports received from outside parties from the Third Amended Proxy Statement as the Company has determined that they are not materially related to the transaction.

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If the Staff has comments or questions regarding our responses set forth above or the Third Amended Proxy Statement, we would appreciate an opportunity to discuss those matters in a conference call with the Staff, and we are available to discuss with you at your earliest convenience. Also, please do not hesitate to contact the undersigned at (212) 847-0360 or our counsel, Edward S. Best of Mayer Brown LLP, at (312) 701-7100, if you have any other comments or questions.

As we have communicated orally, the parties would very much like to be in a position to distribute the definitive proxy statement as soon as possible to be in a position to complete the transaction prior to the end of the second quarter and would therefore appreciate the Staff’s expedited review of the few changes to the Third Amended Proxy Statement. If there is anything we can do to assist the Staff in expediting the process, please let us know.

Very truly yours,

/s/ David W. Crane
David W. Crane
Chief Executive Officer

cc:	Edward S. Best
John R. Ablan
Mayer Brown LLP

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